THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISPOSITION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

PARTING GLASS HOSPITALITY, LLC
CLASS B SHARES

SUBSCRIPTION AGREEMENT

This Class B Share Subscription Agreement (this "**Agreement**"), is made and entered as June 27, 2023 by and between PARTING GLASS HOSPITALITY, LLC, New York limited liability company (the "**Company**") and the undersigned investor (the "**Investor**").

WHEREAS, the Investor desires to purchase from the Company, and the Company desires to sell and issue to the Investor, [number of Shares spelled out] Series 2 Class B Shares representing membership interests in the Company (the "**Shares**"), subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual and dependent covenants hereinafter set forth, the parties agree as follows:

1. **Precedence of Operating Agreement.** This Agreement is subject to and shall be construed in accordance with the terms and conditions of the Operating Agreement of the Company dated April 29, 2022 (as amended, restated, supplemented or modified from time-to-time, the "**Operating Agreement**"), attached at **Exhibit A**. Any capitalized terms that are used in this Agreement without being defined and that are defined in the Operating Agreement shall have the meaning specified in the Operating Agreement. The Investor agrees to execute the Company's Operating Agreement contemporaneously with this Agreement.

1. **Purchase and Sale.** At the Closing (as defined below), the Company agrees to issue and sell, and, subject to all of the terms and conditions hereof, the Investor agrees to purchase, the Shares at a price per Share of $1,000. Subject to waiver in the sole discretion of the Company, the minimum investment amount per Investor is $1,000.

2. **Closing.** The sale and purchase of the Shares shall take place at a closing (the "**Closing**") to be held at such place and time as the Company may determine (the "**Closing Date**"). At the Closing, the Investor shall deliver to the Company [total purchase price for Investor spelled out] ($[ ]) by wire transfer of immediately available funds to an account designated by the Company prior to the Closing.

3.   **Joinder to Operating Agreement**. By executing and delivering this Agreement, the undersigned hereby joins and agrees to be bound by the Operating Agreement as a "Class B Member" thereunder.

4.   **Representations and Warranties of the Investor.** The Investor represents and warrants to the Company upon the acquisition of Shares by such Investor as follows:

4.1.   **Authority; Enforceability.** The execution and delivery by the Investor of this Agreement and the consummation by the Investor of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Investor. This Agreement has been duly executed and delivered by the Investor, and this Agreement constitutes legal, valid and binding obligations of the Investor, enforceable against the Investor in accordance with its terms.

4.2.   **No Conflict.** The execution and delivery by the Investor of this Agreement does not, and the consummation by the Investor of the transactions contemplated hereby will not, (with or without the giving of notice or the lapse of time or both) contravene, conflict with or result in a breach or violation of, or a default under, the organizational documents of the Investor. No material consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to the Investor in connection with the execution and delivery by the Investor of this Agreement or the consummation by the Investor of the transactions contemplated hereby.

4.3.   **No Broker.** The Investor has not employed any broker, finder or investment banker, nor has the Investor incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders' fees in connection with the transactions contemplated by this Agreement.

4.4.   **No Public Market**. Investor understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

4.5.   **Tax Advisors**. Investor has reviewed with their own tax advisors the U.S. federal, state, local and foreign tax consequences of this investment and the transactions contemplated by the Agreement. With respect to such matters, Investor relies solely on such advisors and not on any statements or representations of the Company or any of its agents, written or oral. The Investor understands that it, and not the Company, shall be responsible for its own tax liability that may arise as a result of this investment or the transactions contemplated by the Agreement.

4.6.   **Legends**. Investor understands that the Shares are not required to be certificated; however, if certificates are issued, they may be notated with one or all of the following legends:

4.6.1. "THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

4.6.2. Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate, instrument, or book entry so legended.

4.6.3. The Investor acknowledges and agrees that the foregoing representations and warranties are made by the Investor with the intention that they may be relied upon by the Company and its legal counsel in determining the Investor's eligibility to purchase the Shares under applicable laws. The Investor agrees that the foregoing representations and warranties as to the Investor's residency and status as either (a) an "accredited investor" or (b) a "sophisticated investor", both within the meaning of Regulation D, Section 501 of the U.S. Securities Act of 1933, as amended (the "**Securities Act**"), are made with the intention that they may be relied upon by the Company and its legal counsel in determining the applicable law and the Investor's eligibility to purchase the Shares. The Investor further agrees that by accepting delivery of the Shares on the date the Shares are issued to the Investor, the Investor shall be representing and warranting that the foregoing representations and warranties are true as of the date the Shares are issued and that they will survive the purchase by the Investor of the Shares and will continue in full force and effect notwithstanding any subsequent disposition of such Shares by the Investor.

4.7. **Securities Laws.** The Investor acknowledges and agrees that:

4.7.1. The Shares to be sold to the Investor pursuant to this Agreement will be acquired by the Investor for his own account and not with a view to, or intention of, or for sale in connection with, any distribution thereof.

4.7.2. The Investor's financial situation is such that the Investor can afford to bear the economic risk of the Investor's investment in the Company for an indefinite period of time, and the Investor can afford to suffer the complete loss of the Investor's entire investment in the Company.

4.7.3.   The Investor's knowledge and experience in financial and business matters are such that the Investor is capable of evaluating the merits and risks of the investment in the Company.

4.7.4.   (A) The purchase of the Shares pursuant to this Agreement is a speculative investment which involves a high degree of risk of loss of the entire investment therein, (B) that there will be substantial restrictions on the transferability of the Shares (including under the Operating Agreement of the Company) and (C) that for an indefinite period following the Closing there will be no public market for such Shares and that a public market may never exist for such Shares, and that, accordingly, it may not be possible for the Investor to sell the Shares in case of emergency or otherwise.

4.7.5.   The Investor and its representatives have been given the opportunity to examine all documents and to ask questions of, and to receive answers from the Company and its representatives concerning the terms and conditions of the investment in the Company and related matters and to obtain all additional information that the Investor or its representatives deem necessary.

4.7.6.   The Investor has done one of the following:

   4.7.6.1.   accurately and correctly represented its "accredited investor" status as such term is defined in Regulation D under the Securities Act.   The Investor has accurately completed the Accredited Investor Certificate attached hereto as **Exhibit B**; or

   4.7.6.2.   accurately and correctly represented its "sophisticated investor", defined as having "such knowledge and experience in financial and business matters that they are capable of evaluating he merits and risks of the prospective investment" per Rule 506(b)(2)(ii) of Regulation D under the Securities Act. The Investor has accurately completed the Sophisticated Investor Certificate attached hereto as **Exhibit C**.

4.7.7.   No federal or state agency has made any finding or determination regarding the fairness of the offering of Shares for investment, or any recommendation or endorsement thereof.

4.7.8.   The Shares have not been registered under the Securities Act or the securities laws of any other jurisdiction and the offer and sale of the Shares are being made in reliance on one or more exemptions for private offerings under Section 4(a)(2) of the Securities Act and applicable securities laws. The Shares must be held indefinitely unless subsequently registered under the Securities Act or unless an exemption from such registration is available. The Investor is aware of the provisions of Rule 144 promulgated under the Securities Act that permit limited resale of securities purchased in a private placement subject to the satisfaction of certain conditions.

4.7.9. The Company is relying upon the Investor's representations contained in this Agreement.

4.7.10. No Shares are being offered or sold to the Investor by means of any form of general solicitation or general advertising.

4.7.11. The Shares are subject to various transfer restrictions set forth in the Operating Agreement of the Company. Accordingly, no transfer of any of the Shares is permitted unless such transfer complies with the applicable provisions of the Operating Agreement of the Company.

5. **Representations and Warranties of the Company.** The Company represents and warrants to the Investor as of the date hereof as follows:

5.1. **Organization and Standing.** The Company is duly formed, validly existing and in good standing under the laws of the State of New York. The Company has all requisite power and authority to own, license and operate its properties; to carry on its current and proposed business; and to execute, deliver, and perform its obligations under this Agreement.

5.2. **Authority.** The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company. This Agreement has been duly executed and delivered by the Company, and this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

5.3. **No Conflict.** The execution and delivery by the Company of this Agreement does not, and the consummation by the Company of the transactions contemplated hereby will not, (with or without the giving of notice or the lapse of time or both) contravene, conflict with or result in a breach or violation of, or a default under, (i) the Company's organizational documents, (ii) any judgment, order, decree, statute, rule, regulation or other law applicable to the Company, subject to the accuracy of the Investor's representations and warranties in Section 4 of this Agreement or (iii) any material contract, agreement or instrument by which the Company is bound. No material consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to the Company in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, except such filings as have been made prior to the Closing, or such post-Closing filings as may be required under Rule 506 of Regulation D of the Securities Act and applicable state securities laws.

5.4. **Validity of Purchased Securities.** Prior to the Closing, the issuance of the Shares will have been duly authorized and, when issued and paid for in accordance with the terms of this Agreement, will be validly issued to the Investor free of any liens, claims or other encumbrances, except for restrictions on transfer provided for herein, in the Operating Agreement of the Company or under the Securities Act or other applicable securities laws.

6. **Survival of Representations and Warranties and Acknowledgements and Agreements.** All representations, warranties, acknowledgements and agreements contained herein or made in writing by any party in connection herewith shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, regardless of any investigation made by any party or on its behalf.

7. **Notices.** All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail if sent during normal business hours of the Investor, and on the next business day if sent after normal business hours of the Investor; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses indicated below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7).

If to the Company: PARTING GLASS HOSPITALITY, LLC
143 Lafayette Avenue, Apt 5F
Brooklyn, NY 11238

If to the Investor: As set forth on the signature page

8. **Entire Agreement.** This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

9. **Successor and Assigns.** This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

However, neither this Agreement nor any of the rights of the parties hereunder may otherwise be transferred or assigned by any party hereto without the prior written consent of the other party. Any attempted transfer or assignment in violation of this Section 9 shall be void.

10.   **No Third-Party Beneficiaries.** This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

11.   **Gender and Headings**. The gender-neutral pronoun "they/them/their" is used throughout this Agreement and shall be deemed to include all genders. Words used in this Agreement in the singular shall be deemed to include the plural and vice versa unless a different meaning is plainly required by the context. The headings and subheadings and the division into articles and sections is for convenience of reference only and are not to be used in construing this instrument or any provision thereof.

12.   **Amendment and Modification; Waiver.** This Agreement may only be amended, modified or supplemented by an agreement, in writing, signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof. Nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

13.   **Severability.** If any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision or provisions shall be ineffective only to the extent of such invalidity, illegality or unenforceability, and the remainder of the provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.

14.   **Governing Law; Submission to Jurisdiction.** This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any jurisdiction other than those of the State of New York. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby shall be instituted in the federal courts of the United States of America or the courts of the State of New York in each case located in the City of New York, and each party irrevocably submits to the exclusive jurisdiction of such

courts in any such suit, action or proceeding. Service of process, summons, notice or other document by certified or registered mail to such party's address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

15. **<u>Waiver of Jury Trial</u>.** Each party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

16. **<u>Counterparts; Electronic Signatures</u>.** This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which shall be deemed to be one and the same instrument. This Agreement may be executed and delivered by facsimile, PDF, or other electronic means.

17. **<u>No Strict Construction</u>.** This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first written above.

COMPANY:

PARTING GLASS HOSPITALITY, LLC

By:_____
Name: Tara Noble
Title: Manager

INVESTOR:

[NAME]

By:_____
Name:
Email:
Address:

IN WITNESS WHEREOF, the undersigned agrees to join and be bound by the Company's Operating Agreement, dated April 29. 2022 by executing this counterpart signature page effective as of the date first written above.

INVESTOR:

<mark>[NAME]</mark>

By:_____
Name:
Email:
Address:

EXHIBIT A

Operating Agreement

(See attached.)

<u>**EXHIBIT B**</u>

ACCREDITED INVESTOR CERTIFICATE

In connection with the purchase by the Investor of shares of Class B stock, the Investor certifies that it/he/she is an "accredited investor" within the meaning of Regulation D, Section 501 of the U.S. Securities Act of 1933, as amended (the "Securities Act") and, as at the Closing, the Investor qualifies as one of more of the following and acknowledges that the Company is relying on this certificate in determining to sell the shares of Class B stock to the Investor. **(Please insert a checkmark in the box beside each applicable paragraph)**

1.   *<u>Individual Investor</u>*

☐   1.1. <u>Director, Officer or General Partner</u>. A director, executive officer, or general partner of the Company, or a director, executive officer, or general partner of a general partner of the Company. For purposes of this Certificate, "executive officer" means the president; any vice president in charge of a principal business unit, division or function, such as sales, administration or finance; or any other person or persons who perform(s) similar policymaking functions for the Company.

☐   1.2. <u>Individual with $1 Million Net Worth</u>**.** A natural person whose individual net worth, or joint net worth with their spouse (or spousal equivalent), exceeds $1 million (excluding the value of such person's primary residence and indebtedness secured by the primary residence up to the fair market value of the residence). For purposes of this Certificate, "net worth" means the excess of total assets at fair market value (including personal and real property but excluding the estimated fair market value of a person's primary home) over total liabilities. "Total liabilities" excludes any mortgage on the primary home in an amount of up to the home's estimated fair market value as long as the mortgage was incurred more than 60 days before the securities are purchased, but includes (i) any mortgage amount in excess of the home's fair market value and (ii) any mortgage amount that was borrowed during the 60-day period before the closing date for the sale of securities for the purpose of investing in the securities. "Spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. Joint net worth can be the aggregate net worth of a person and spouse or spousal equivalent; assets do not need to be held jointly to be included in the calculation.

☐   1.3. <u>Individual with $200,000 Individual Annual Income.</u> A natural person (not an entity) who had an individual income in excess of $200,000 in each of preceding two years and has a reasonable expectation of reaching same income level in current year. For purposes of this Certificate, "income" means annual adjusted gross income, as reported for federal income tax purposes, plus (i) the amount of any tax-exempt interest income received; (ii) the amount of losses claimed as a limited partner in a limited partnership; (iii) any deduction claimed for depletion; (iv) amounts contributed to an IRA or Keogh retirement plan; (v) alimony paid; and (vi) any gains excluded from the calculation of adjusted gross income pursuant to the Internal Revenue Code of 1986, as amended.

☐ 1.4. <u>Individual with $300,000 Joint Annual Income</u>. A natural person (not an entity) who had joint income with their spouse (or spousal equivalent) in excess of $300,000 in each of preceding two years and has a reasonable expectation of reaching same income level in current year.

☐ 1.5. <u>Individual with Certain Certification, Designation, or other Credentials.</u> A natural person who holds, in good standing, one of the following professional licenses: the General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65).

☐ 1.6. <u>Individual who is a Knowledgeable Employee of a Private Fund.</u> A natural person who is a "knowledgeable employee," as defined in Rule 3c-5(a)(4) under the Investment Company Act of 1940 ("**ICA**"), of the Company.

2. Entity Investor

☐ 2.1. <u>IRA or Similar Benefit Plan.</u> An IRA, Keogh or similar benefit plan that covers only a non-employee natural person whose individual net worth, or joint net worth with their spouse (excluding the value of such person's primary residence and indebtedness secured by the primary residence up to the fair market value of the residence), exceeds $1 million.

☐ 2.2. <u>Participant-Directed Employee Benefit Plan Account</u>. A participant-directed employee benefit plan *(e.g.,* many 401(k) plans), investing at the direction of and for the account of a natural person whose individual net worth, or joint net worth with their spouse (excluding the value of such person's primary residence and indebtedness secured by the primary residence up to the fair market value of the residence), exceeds $1 million.

☐ 2.3. <u>Other ERISA Plan.</u> An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended ("*ERISA") other than* a participant-directed plan (i) with total assets of at least $5 million *or (ii)* for which investment decisions (including the decision to purchase Units) are made by a bank, registered investment adviser, savings and loan association, or insurance company.

☐ 2.4. <u>Government Benefit Plan.</u> A plan established and maintained by a state, its political subdivisions *(e.g.,* municipalities), or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets of at least $5 million.

☐ 2.5. <u>Trust.</u> A trust *(other than* an ERISA employee benefit plan) that (i) has at least $5 million of assets, (ii) was not formed for the specific purpose of acquiring securities offered, and (iv) is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the Securities Act.

☐ 2.6. <u>Non-Profit Entity.</u> An organization described in Section 501(c)(3) of the Internal Revenue Code, as amended, with total assets in excess of $5 million (including endowment, annuity and life income funds), as shown by the organization's most recent audited financial statements.

☐ 2.7. <u>Certain Corporation, Trust, or Partnership</u>. A corporation, Massachusetts or similar business trust, partnership, or limited liability company, not formed for the specific purpose of acquiring the securities, with total assets in excess of $5,000,000.

☐ 2.8. <u>Other Institutional Investor</u> (***check one***). ☐ A bank, as defined in Section 3(a)(2) of the 1933 Act (whether acting for its own account or in a fiduciary capacity); ☐ a savings and loan association or similar institution, as defined in Section 3(a)(5)(A) of the 1933 Act (whether acting for its own account or in a fiduciary capacity); ☐ a broker-dealer registered under the Exchange Act; ☐ an insurance company, as defined in Section 2(13) of the 1933 Act; ☐ an investment company registered under the ICA; ☐ a "business development company," as defined in Section 2(a)(48) of the ICA; ☐ a small business investment company licensed under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended, ☐ a "private business development company" as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, ☐ an investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state or an investment adviser relying on the exemption from registering with the SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940, or ☐ a Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act.

☐ 2.9. <u>Entity Owned Entirely by Accredited Investors.</u> A corporation, partnership, or similar entity *each* of whose equity owners is either a natural person who meets one of the requirements set forth with respect to individuals in the Section 1 of this Certificate (Individual Accredited Investor) or an entity each of whose equity owners meets the test under this Section 2 of this Certificate (Entity Accredited Investor).

☐ 2.10. <u>Other Entity</u>. An entity of a type not listed above, that is not formed for the specific purpose of acquiring the Securities and owns investments in excess of $5 million. For purposes of this clause, "investments" means investments as defined in Rule 2a51-1(b) under the ICA.

☐ 2.11. <u>Family Office</u>. A family office, as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, that (i) has assets under management in excess of $5 million; (ii) is not formed for the specific purpose of acquiring the Securities and (iii) has a person directing the prospective investment who has such knowledge and experience in financial and business matters so that the family office is capable of evaluating the merits and risks of the prospective investment.

☐   2.12. <u>Family Client</u>. A family client, as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, of a family office meeting the requirements of the clause above and whose prospective investment in the Company is directed by that family office pursuant to subsection (iii) of the clause above.

Additional Questions for an Entity Owned Entirely by Accredited Investors:

If the undersigned entity has checked the box above for an 'Entity Owned Entirely by Accredited Investors,' (option 2.9 on page 3) please complete the following part of this question:

(1) List all equity owners (whether entities themselves or natural persons):

_____

_____

_____

_____

_____

(2) What type of entity is the undersigned entity?

_____

_____

(3) Have each equity owner that is a natural person respond separately by filling in this Certificate as an individual. Have each equity owner that is an entity respond separately by filling in this Certificate as an individual. Please attach these additional pages to the back of this Certificate.

[Signature page follows]

The foregoing representation, warranty, and certificate is true and accurate as of the date of this Agreement and will be true and accurate as of the Closing. If any such representation, warranty, or certificate shall not be true and accurate prior to Closing, the undersigned shall give immediate written notice of such fact to the Company.

Signed: _____

Print the name of Investor, if an individual:

OR

If Investor is an entity, print name and title of Authorized Signing Officer:

Date: _____

EXHIBIT C

SOPHISTICATED INVESTOR CERTIFICATE

Sophisticated Investor Status: Please check each item that applies.

☐   I have such knowledge and experience in financial, investment and business matters that I am capable of evaluating the merits and risks of any investments.

☐   I am using a financial advisor, planner, or consultant, or some other advisor (the "**Advisor**") who has such knowledge and experience in financial and business matters that he/she/it is capable of evaluating the merits and risks of any investments. If this box is checked, please complete the following:

The name and contact information for the Advisor is as follows:

Name:

Address:

Telephone Number:

Email Address:

Date:

Signature:

Printed Name:

Name of Entity,
Pension Plan or
Trust, if
applicable:

[SOPHISTICATED INVESTOR CERTIFICATION QUESTIONNAIRE]